

April 16, 2013

<u>Via E-mail</u>
Mr. John V. Sobchak
Chief Financial Officer
KMG Chemicals, Inc.
9555 W. Sam Houston Parkway S., Suite 600
Houston, Texas 77099

> **RE: KMG Chemicals, Inc.**
> **Form 10-K for the Year Ended July 31, 2012**
> **Filed October 15, 2012**
> **Form 10-Q for the Period Ended January 31, 2013**
> **Filed March 12, 2013**
> **Response dated April 5, 2013**
> **File No. 1-35577**

Dear Mr. Sobchak:

We have reviewed your response letter dated April 5, 2013 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 10-Q for the Period Ended January 31, 2013</u>

<u>Management's Discussion and Analysis, page 17</u>

<u>Three and Six Month Periods Ended January 31, 2013, page 17</u>

<u>Segment Data, page 17</u>

1. We note your response to comment four from our letter dated March 1, 2013. Please expand your discussion for each segment to quantify the business reasons for changes between periods in each segment's income from operations. For example, for your wood treating chemicals segment, you indicate that the increase in operating income for both the quarter and the six month periods was due to a decrease in creosote sales volume. However, you do

not quantify the extent to which creosote sales volumes decreased from period to period. In addition, please quantify the impact of the increase in other corporate expenses due to the advancement of your consolidation strategy and explain in greater detail specifically what these expenses are. Please also convey whether you expect to continue incurring them in future periods and, if so, for how long and in what amounts. Please show us supplementally what your revisions will look like.

You may contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Era Anagnosti, Staff Attorney at (202) 551-3369, if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief